Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

CB RICHARD ELLIS GROUP, INC.

CB Richard Ellis Group, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“DGCL”), does hereby certify:

FIRST: That by the unanimous written consent of the Board of Directors (the “Board”) of the Corporation, resolutions were duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation of the Corporation (the “Certificate”), declaring said amendment be advisable and submitting such amendment to the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article FOURTH, Section (1) of the Corporation’s Certificate be amended in its entirety so that, as amended, said Article shall be and read as follows:

“FOURTH: (1) The total number of shares of all classes of capital stock that the Corporation shall have authority to issue is 550,000,000, consisting of (a) 25,000,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”), and (ii) 525,000,000 shares of Class A common stock, $0.01 par value per share (“Common Stock”).”

SECOND: That thereafter, pursuant to resolution of the Corporation’s Board, a meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 4th day of June, 2009.

By:	/s/ Brian D. McAllister
Brian D. McAllister Senior Vice President